200 Clarendon Street 27th Floor Boston, MA 02116-5021 +1 617 728 7100 Main +1 617 426 6567 Fax www.dechert.com LEAH SCHUBERT leah.schubert@dechert.com +1 617 728 7139 Direct +617 426 6567 Fax

April 27, 2012

Alison White, Esq.

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	Prospectuses and Statements of Additional Information (“SAIs”) Contained in Post Effective Amendment No. 44 to the Registration Statement of Russell Investment Funds Filed on February 9, 2012

Dear Ms. White:

Pursuant to your request, this letter responds to comments you provided to me on March 5, 2012 regarding the prospectuses and SAIs contained in Post-Effective Amendment No. 44 to the Registration Statement for Russell Investment Funds (the “Trust” or the “Registrant”) filed with the Securities and Exchange Commission (the “Commission”) on February 9, 2012. The comments, and our responses thereto, are provided below.

Responses to Comments

Capitalized terms have the same meaning as defined in the Registration Statement unless otherwise indicated.

1. General

a.	Comment:	Please confirm that the Trust will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3(g) to Form N-1A.

	Response:	The Registrant confirms that it will comply with the requirement to file an interactive data file as prescribed by General Instruction C.3(g) to Form N-1A.

US  Austin  Boston  Charlotte  Hartford  Los Angeles  New York  Orange County  Philadelphia  Princeton  San Francisco  Silicon Valley  Washington DC  EUROPE  Brussels  Dublin  London  Luxembourg  Moscow  Munich  Paris  ASIA  Beijing  Hong Kong

b.	Comment:	For the portfolios which will invest in derivatives, please review the derivatives disclosure to ensure that the information is not too generic or standardized and describes the actual derivative instruments and the associated principal risks that the portfolio intends to use to achieve its investment objective. See Barry Miller Letter to the ICI dated July 30, 2010.

	Response:	The Registrant confirms that it has reviewed each relevant Fund’s disclosure to ensure that the information with respect to derivatives is not too generic or standardized and that it describes the actual derivative instruments and the associated principal risks that each Fund intends to use to achieve its investment objectives.

c.	Comment:	For any funds with fee waivers in place, please confirm that the waivers will be reflected in the fee tables only if they will actually reduce Fund operating expenses and that you will include an appropriate footnote. See Instruction 3(e) to Form N-1A.

	Response:	Registrant confirms that only those Funds for which a fee waiver and/or expense reimbursement will reduce total annual fund operating expenses include the line items “Less Fee Waivers and Expense Reimbursements” and “Net Annual Fund Operating Expenses” in the Funds’ Annual Fund Operating Expenses tables. In addition, Registrant confirms that it has included the footnote required by Instruction 3(e) to Item 3 of Form N-1A where appropriate.

d.	Comment:	In the Fee and Expense preamble for each fund, please remove the cross reference to the Expense Notes section of each prospectus as it is neither required nor permitted by Form N-1A.

	Response:	The Registrant respectfully declines to delete the cross references to the Expense Notes section of the statutory prospectus. While the Registrant recognizes that the Instructions to Form N-1A do not require such references, the Registrant believes that the additional disclosure in the statutory prospectus provides shareholders with important information regarding the Funds and that omitting such references may suggest to shareholders that all information relating to the Fund is contained in the summary.

Non-Fund of Funds Prospectus and SAI 2. General

a.	Comment:	Investment Objective- Please delete the parenthetical “(Non-Fundamental)” next to the heading “Investment Objective”, as the disclosure is neither required nor permitted by Form N-1A. Such disclosure should be provided as part of Item 9 disclosure.

	Response:	The Registrant believes that the use of the parenthetical “(Non-Fundamental)” in the Non-Funds of Funds prospectus is consistent with Item 2 of Form N-1A and facilitates an investor’s understanding of the Non-Funds of Funds’ investment objectives. Accordingly, no change has been made in response to this comment.

b.	Comment:	Portfolio Manager- Please specifically disclose the name of each Portfolio Manager’s employer. Please also list the subadvisers’ portfolio manager(s) name(s), titles and experience consistent with Item 5(b) of Form N-1A.

	Response:	The Registrant has reviewed the disclosure for each Fund and believes that the portfolio manager disclosure complies fully with Item 5(b), which only requires that the Registrant state the name, title, and length of service of each portfolio manager employed by or associated with the Fund or an investment adviser who is primarily responsible for the day-to-day management of the Fund’s portfolio. Additionally, the Registrant notes that the Management of the Funds section of the Non-Funds of Funds prospectus states that the portfolio managers are employees of RIMCo.

The Registrant operates under a no-action letter[1] in which the Commission staff interpreted Item 5(c) (now Item 10(a)(2)) of Form N-1A in the context of a manager of managers fund (“No-Action Letter”). In the No-Action Letter, the Commission staff stated the following with respect to the question of who is a “portfolio manager” of a manager of managers fund for purposes of Item 5(c) of Form N-1A (now Item 10(a)(2)):

“[W]e believe that where a fund holds itself out as being

[1]	Frank Russell Investment Management Co. (pub. avail. Aug. 30, 1993).

managed by a manager of managers, (i.e., holds itself out as being managed by more than one sub-adviser under the supervision of the adviser), and in fact, significant management functions are performed by the adviser, it may be appropriate to conclude that an individual (or individuals) employed by the adviser, rather than the sub-advisers, is (are) responsible for day-to-day management of the fund and should be named as the portfolio manager(s).” [footnote omitted]

The Commission staff stated that it believed it would be sufficient for RIMCo[2] to make Item 5(c) (now Item 10(a)(2)) disclosure regarding the following:

•     the RIMCo employee(s) responsible for overseeing the subadvisers for those portfolios with more than one subadviser;

•     the individual(s) employed by the subadviser for portfolios managed by a single subadviser; and

•     the RIMCo employees for portfolios managed only by RIMCo.

As discussed in the inquiry letter dated May 6, 1993 submitted in connection with the No-Action Letter, the Funds are sold on the basis of RIMCo’s overall capabilities in researching, selecting and monitoring a number of subadvisers within the same Fund, and where necessary or appropriate, replacing existing subadvisers with others better suited to the task. When a shareholder decides to invest in a Fund, he or she has made a decision to rely upon RIMCo’s expertise to evaluate, select and monitor the subadvisers, including changes in key subadviser personnel, and to retain or terminate each subadviser as necessary.

The Registrant believes that the amendments to Form N-1A do not affect the view expressed by the Commission staff in the No-Action Letter. Neither the definition of “portfolio manager” nor the interpretation expressed in the No-Action Letter were specifically addressed or changed by the amendments. The Registrant believes, therefore, that the Commission did not intend to alter the views of the staff expressed in the No-Action Letter, and that RIMCo may continue to rely on the No-Action Letter, including in response to disclosure concerning portfolio managers in response to Item 5(b).

[2]	Please note that the No-Action Letter was issued to Frank Russell Investment Management Company. Effective July 1, 2006 RIMCo changed its name from Frank Russell Investment Management Company.

Additionally, the Registrant has reviewed the preamble under “Investment Adviser” and believes that the disclosure is consistent with Form N-1A and provides both potential and existing investors with useful information regarding the management structure of each of the Funds.

Accordingly, no changes have been made in response to this comment.

c.	Comment:	Additional Information- Please be advised that if you intend to distribute a summary prospectus, the information required by Items 6-8 must follow the information required by Item 5. See Rule 498(b)(2) of the Securities Act of 1933.

	Response:	The Registrant confirms that to the extent a summary prospectus is used, the information required by Items 6 through 8 will follow the information required by Item 5.

3. Aggressive Equity Fund, page 7

	Comment:	The disclosure concerning the change in benchmark should be included in the narrative to the performance table vs. a footnote thereto, as the footnote is neither required nor permitted by Form N-1A.

	Response:	The Registrant respectfully declines to make the requested change. The Registrant believes that its placement of the information in a footnote is consistent with Instruction 2(c) to Item 4 and facilitates an investor’s understanding of the Average Annual Total Returns table.

4. Global Real Estate Securities Fund, pages 8-11

a.	Comment:	Please disclose in the Principal Investment Strategies, as you do on page 29, that under normal market conditions, the fund will invest at least 40% of its assets in securities of issuers economically tied to non-U.S. countries.

	Response:	The Registrant respectfully declines to add the requested disclosure. The Registrant believes that the Principal Investment Strategies section accurately summarizes the principal investment strategies of the Fund as required by Form N-1A.

b.	Comment:	Please include a broad-based market index as the primary index in the performance disclosure. See Item 27 and IC-19382 at footnote 21 for guidance.

	Response:	Given the operational requirements associated with an index change, the Registrant was unable to add a broad-based market index to the Fund’s performance disclosure prior to the 485(b) filing. However, the Registrant will add a broad-based market index as the Fund’s secondary index in the Fund’s scheduled June 12, 2012 supplement filed with the Commission pursuant to Rule 497(e). The Registrant notes that the FTSE EPRA/NAREIT Developed Real Estate Index is widely used as a primary benchmark for real estate funds and currently includes approximately 289 securities.

5. Non-U.S. Fund, pages 12-15

a.	Comment:	As you have included Liquidity Risk as a principal risk of investing in the fund, please disclose in the Principal Investment Strategies that you will invest in illiquid securities. In this regard, we note that on page 33 you state that investing in illiquid securities is a non-principal investment strategy of the fund. Please reconcile.

	Response:	Liquidity Risk is defined in the Fund’s disclosure as the risk that markets for certain investments may become illiquid under adverse or volatile market or economic conditions, making those investments difficult to sell. This is distinct from investments in illiquid securities (i.e., securities that do not have a readily available market or that are subject to resale restrictions, making them difficult to sell in the ordinary course of business within seven days at approximately the value at which the Fund valued them), which the Registrant refers to on page 33 as a non-principal investment strategy. Thus, the Registrant respectfully declines to make the requested change.

b.	Comment:	Please note that a net index may not be used as a primary index. If you choose to use a net index as a secondary index, please: (1) explain to the Staff in your response letter why you believe this is appropriate and (2) include a footnote to the table explaining the methodology used to generate the net number.

	Response:	A gross version of an index approximates the maximum possible dividend reinvestment, while a net version of an index approximates the minimum possible dividend reinvestment by approximating the reinvestment of the dividend taxes successfully reclaimed. The Registrant notes that although returns of a net version of an index will be lower than those of the gross version of such index, the net version is more reflective of each Fund’s actual dividend tax reclaim experience. As such, the Registrant believes that the use of the net version of any index as either a primary benchmark or an additional benchmark provides investors with an appropriate broad-based index against which to compare a Fund’s returns.

Additionally, the Registrant respectfully declines to include the requested footnote. As the index provider, rather than the Registrant, calculates the net number, the Registrant does not believe it is appropriate to explain the methodology used to generate the number. Accordingly, no changes have been made in response to this comment.

6. Money Managers, pages 23-24

a.	Comment:	Please include the disclosure required by Item 10(a)(1)(iii) of N-1A.

	Response:	The Registrant notes that the last paragraph of the “Management of the Funds” section of the Non-Funds of Funds prospectus includes the required disclosure. Accordingly, no changes have been made in response to this comment.

b.	Comment:	Please include all applicable disclosure for the money managers required by Items 19 and 20 of Form N-1A.

	Response:	Registrant confirms that the SAI contains all applicable disclosure for the money managers required by Items 19 and 20 of Form N-1A.

7. Risks, pages 37-41

a.	Comment:	Many of the principal risks listed in the charts are not broken out in the respective fund’s Item 4(b) disclosure. To avoid confusion, please reconcile.

	Response:	Registrant understands that the Item 4(b) risk disclosure should be based on and correspond to the risk disclosure provided in response to Item 9(c). The discrepancy in the risks included and described in response to Item 4(b) and Item 9(c) is explained by the fact that the Item 4(b) disclosure is meant to “summarize the principal risks of investing in the Fund…” as stated in Item 4(b). Registrant does not believe this level of detail would be key to an investment decision, and therefore, including such detail would not be consistent with the Commission’s guidance for content of the summary. Many of the risks described in Item 9(c) are sub-sets of risks included in the Item 9(c) disclosure and also summarized in the Item 4(b) disclosure. For example, Registrant believes that the Item 4(b) summary risk entitled “Equity Securities” accurately summarizes the risks noted in Item 9(c) with respect to common stocks, value stocks, growth stocks, market-oriented investments, quantitative investing, fundamental investing, securities of small-capitalization companies, and preferred stocks. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

8. Disclosure of Portfolio Holdings, SAI pages 18-19

	Comment:	We are unable to locate where you have disclosed the Funds’ policies or procedures with respect to the receipt of compensation or other consideration in connection with the disclosure of information about the portfolio securities. Please advise or revise. See Item 16(f)(iv) of Form N-1A.

	Response:	The requested disclosure has been added.

Fund of Funds Prospectus and SAI

9.General

	Comment:	Portfolio Manager- Please specifically disclose the name of each Portfolio Manager’s employer.

	Response:	The Registrant notes that the Management of the Funds and Underlying Funds section of the Funds of Funds prospectus states that the portfolio managers are employees of RIMCo. Accordingly, no changes have been made in response to this comment.

	Comment:	Additional Information- Please be advised that if you intend to distribute a summary prospectus, the information required by Items 6-8 must follow the information required by Item 5. See Rule 498(b)(2) of the Securities Act of 1933.

	Response:	Registrant confirms that to the extent a summary prospectus is used, the information required by Items 6 through 8 will follow the information required by Item 5.

10. Balanced Strategy Fund, page 16, Growth Strategy Fund, page 21 and Equity Growth Strategy Fund, page 25

Comment:	Please note that a net index may not be used as a primary index. If you choose to use a net index as a secondary index, please: (1) explain to the Staff in your response letter why you believe this is appropriate and (2) include a footnote to the table explaining the methodology used to generate the net number.

Response:

A gross version of an index approximates the maximum possible dividend reinvestment, while a net version of an index approximates the minimum possible dividend reinvestment by approximating the reinvestment of the dividend taxes successfully reclaimed. The Registrant notes that although returns of a net version of an index will be lower than those of the gross version of such index, the net version is more reflective of each Fund’s actual dividend tax reclaim experience. As such, the Registrant believes that the use of the net version of any index as either a primary benchmark or an additional benchmark provides investors with an appropriate broad-based index against which to compare a Fund’s returns.

The Registrant respectfully declines to include the requested footnote. The index provider, rather than the Registrant, calculates the net number, and thus, the Registrant does not believe it is appropriate to explain the methodology used to generate the number. Accordingly, no changes have been made in response to this comment.

11. RIC Russell Global Opportunistic Credit Fund, pages 56-57

Comment:	As the fund has the word global in its title, please disclose that it will invest at least 40% of its assets outside the United States or that it will invest in countries other than the United States in accordance with the weighting of an applicable index or benchmark. See Investment Company Act Release No. 24828 at footnote 42 (Jan. 17, 2001).

Response:	The Registrant believes that the disclosure concerning the intention of the Fund to invest outside the United States is consistent with Commission and staff guidance concerning the use of the term “global” in fund names. Footnote 42 to the adopting release cited in this comment clarifies that the appearance of the terms “international” or “global” in a fund’s name do not trigger the 80% test of Rule 35d-1. The release notes that “[the Commission] would expect, however, that investment companies using these terms in their names will invest their assets in investments that are tied economically to a number of countries throughout the world.”

The Registrant believes that the Fund’s investment strategy conforms to the guidance found in the above footnote. The Fund’s Principal Investment Strategy indicates that the Fund will invest its assets in non-U.S. securities, in particular by indicating, for instance, that the Fund will invest “across the globe” and invest “at least 30%, and may invest up to 100%, of its assets in securities of issuers economically tied to non-U.S. countries.”

For these reasons, the Registrant respectfully declines to make the proposed change.

12. Risks for the Fund of Funds and Underlying Funds, pages 67-84

Comment:	Many of the principal risks listed in the charts are not broken out in the respective fund’s Item 4(b) disclosure. Please clarify that the principal risks described on pages 67-84 are all the principal risks of the underlying funds and specify which are principal risks of the fund of funds.

Response:	Registrant understands that the Item 4(b) risk disclosure should be based on and correspond to the risk disclosure provided in response to Item 9(c). The discrepancy in the risks included and described in response to Item 4(b) and Item 9(c) is explained by the fact that the Item 4(b) disclosure is meant to “summarize the principal risks of investing in the Fund…” as stated in Item 4(b). Registrant does not believe this level of detail would be key to an investment decision, and therefore, including such detail would not be consistent with the Commission’s guidance for content of the summary. Many of the risks described in Item 9(c) are sub-sets of risks included in the Item 9(c) disclosure and also summarized in the Item 4(b) disclosure. For example, Registrant believes that the Item 4(b) summary risk entitled “Equity Securities” accurately summarizes the risks noted in Item 9(c) with respect to common stocks, value stocks, growth stocks, market-oriented investments, quantitative investing, fundamental investing, securities of small-capitalization companies, and preferred stocks. Accordingly, Registrant respectfully declines to make any changes in response to this comment.

13. Disclosure of Portfolio Holdings, SAI pages 26-27

Comment:	We are unable to locate where you have disclosed the Funds’ policies or procedures with respect to the receipt of compensation or other consideration in connection with the disclosure of information about the portfolio securities. Please advise or revise. See Item 16(f)(iv) of Form N-1A.

Response:	The requested disclosure has been added.

14. Tandy Representation

Comment:

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the fund and its management are in possession of all facts relating to the fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

•       the fund is responsible for the adequacy and accuracy of the disclosure in the filings;

•       staff comments or changes in disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

•       the fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Response:	The requested acknowledgements will be made and filed as EDGAR correspondence with the 485(b) filing.

Please call me at (617) 728-7139 or John V. O’Hanlon at (617) 728-7111 if you have any questions.

Sincerely,

/s/ Leah Schubert
Leah Schubert

cc:	John V. O’Hanlon
Mary Beth Rhoden